ADR file nr 82-2876

vnu ALP INVEST The Blackstone Group THE CARLYLE GROUP
HELLMAN & FRIEDMAN LLC KKR THL PARTNERS

PRESS RELEASE

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan. This is a joint press release of VNU N.V. and Valcon Acquisition B.V. This announcement and related materials do not constitute an offer for any shares in VNU N.V. Please refer to the press releases of 16 January 2006, 7 February 2006, 8 March 2006, 3 April 2006, 7 April 2006, 4 May 2006, 21 May 2006 and 31 May 2006 and the offer memorandum dated 31 March 2006 (the "Offer Memorandum") for further information.

VALCON OBTAINS MORE THAN 97% OF VNU SHARE CAPITAL

- **VNU to apply for a delisting of the VNU shares**
- **Squeeze-out procedure to start in due course**
- **Post-acceptance period remains open until 9 June 2006**

Haarlem, The Netherlands, 8 June 2006 – VNU N.V. ("VNU") and Valcon Acquisition B.V. ("Valcon") hereby jointly announce that per 8 June 2006 at 15:00 hours, Amsterdam time (09:00 hours, New York time), more than 97% of the share capital of VNU has been tendered for acceptance or otherwise committed in connection with the Offer.

Delisting of Shares and squeeze-out procedure

VNU will request that the listing of the Ordinary Shares and the Preferred Shares on Euronext Amsterdam be terminated. Now holding over 95% of the share capital of VNU, Valcon also intends to initiate a squeeze-out procedure as referred to in article 2:92a of the Dutch Civil Code in order to acquire all Shares held by minority shareholders. Further details will follow.

Post acceptance period

Shareholders are reminded that the post-acceptance period expires at 15:00 hours, Amsterdam time (09:00 hours, New York time) on 9 June 2006 and that any Shares not yet tendered can still be tendered during the remainder of the post-acceptance period. Shareholders can tender their Ordinary Shares and/or Preferred Shares in the same manner and subject to the same conditions as described in the Offer Memorandum and the press releases and advertisements of 4 and 21 May 2006. Valcon expects to make a detailed announcement regarding the number of Shares held by Valcon as of the end of the post-acceptance period no later than 12 June 2006.

Any capitalized terms used but not defined in this announcement shall have the same meaning as ascribed to them in the Offer Memorandum. This announcement is a public announcement as meant within section 9b paragraph 1 of the Bte 1995.

VNU contacts

Press	Will Thoretz	+ 1 646 654 8133 (New York)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)

Consortium press contacts

Kekst & Co.	Ruth Pachman	+1 212 521 4800 (New York)
M: Communications	Hugh Morrison	+44 20 7153 1534 (London)
Investor Voice	Anne Louise van Lynden van Sandenburg	+31 (0) 6 543 155 49 (The Netherlands)